Exhibit 99.1

Curaleaf Launches Adult-Use Operations in Arizona

The Company welcomes adult-use customers at its eight dispensaries across the state and will create 120 new jobs in surrounding communities

WAKEFIELD, Mass., Jan. 22, 2021 -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading U.S. provider of consumer products in cannabis, today announced it will begin serving adult-use consumers across its eight dispensaries in Arizona.

Today Arizona became the 11th state to commence adult-use cannabis sales; the announcement comes after Proposition 207, the Smart and Safe Arizona Act (SSAA), passed by a majority vote last November. Under the new law, adults 21 years of age or older may use, possess, or transfer up to one ounce of cannabis. Adult-use purchases are subject to a 16% excise tax and the potential tax revenue, estimated to reach $166 million, will fund community colleges, infrastructure, public safety and public health programs. The SSAA also allows courts to vacate and expunge certain cannabis arrests, charges, adjudications, convictions, and sentences.

Curaleaf is one of the first operators in the state to begin serving adult-use customers, and will do so effectively immediately at its eight existing dispensaries, with a ninth retail location opening in the coming months. In anticipation of customer demand, the Company expects to increase its current team of 420 employees by 120 new hires in the immediate future. Curaleaf is actively operating dispensaries in nine medical-only states and eleven states that permit medical cannabis and have allowed adult-use cannabis.

“We are delighted to have the opportunity to finally open our doors to all adult-use consumers and medical patients throughout the state after nearly two million residents voted in favor of Proposition 207 last year,” said Steve Cottrell, President of Curaleaf Arizona. “Curaleaf has been an advocate for patient health and wellness in this state for over three years, and we remain committed to serving our customers, both new and existing, during this momentous occasion.”

“This announcement marks an important step forward in Arizona, as consumers can now legally purchase adult-use cannabis for their various health and wellness needs,” said Joe Bayern, CEO of Curaleaf. “In anticipation of this milestone, Curaleaf has expanded its capacity across the market to meet expected widespread demand. Not only will adult-use cannabis generate important tax revenues that will contribute to Arizona’s economic recovery from COVID-19, it will also create local jobs and provide necessary funding for Arizona’s community and infrastructure needs.”

For more information about Curaleaf’s Arizona retail locations, please visit https://curaleaf.com/locations/.

About Curaleaf Holdings, Inc.

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 96 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 3,800 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Dan Foley, VP, Finance and Investor Relations

IR@curaleaf.com

781-451-0145

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

media@curaleaf.com

781-486-1037

FORWARD LOOKING STATEMENTS

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